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                           July 11, 2023

       Jun Ohta
       President and Group Chief Executive Officer
       Sumitomo Mitsui Financial Group, Inc.
       1-2, Marunouchi 1-chome
       Chiyoda-ku, Tokyo 100-0005, Japan

                                                        Re: Sumitomo Mitsui
Financial Group, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed June 29, 2023
                                                            File No. 333-273003

       Dear Jun Ohta:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Christopher Kodama